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                              April 20, 2022

       Marc Rossiter
       Chief Executive Officer
       Enerflex Ltd.
       1331 Macleod Trail S.E., Suite 904
       Calgary, Alberta, Canada, T2G 0K3

                                                        Re: Enerflex Ltd.
                                                            Registration
Statement on Form F-4
                                                            Filed March 18,
2022
                                                            File No. 333-263714

       Dear Mr. Rossiter:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4

       Questions and Answers about the Transaction and the Exterran Special Meeting
       How does the Exterran board recommend that I vote at the Exterran special meeting?, page 23

   1. Where you address that the directors and executive officers of Exterran have interests in the transaction that
may differ from the interests of Exterran stockholders generally here and in the "summary"
section, highlight that Exterran's executive officers are party to a
                                                        Change in Control
Agreement and that certain executive officers are also entitled to golden parachute
compensation. Quantify the total amount of compensation that these executive officers will
receive as a result of the merger.
 Marc Rossiter
FirstName   LastNameMarc Rossiter
Enerflex Ltd.
Comapany
April       NameEnerflex Ltd.
       20, 2022
April 220, 2022 Page 2
Page
FirstName LastName
Conditions to the Transaction, page 46

2. For the avoidance of doubt, please clarify which conditions are waivable and not waivable.
Risk Factors
Risks Relating to the Transaction
Uncertain geopolitical conditions could adversely affect Enerflex   s results
of operations, page 73

3. We note that Enerflex sources natural gas from Russia. Please disclose whether and how
         Enerflex's business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions in light of the conflict between Russia and Ukraine. For example, discuss whether Enerflex has:
             had to suspend the production, purchase, sale or maintenance of certain items;
             experienced higher costs due to constrained capacity or increased commodity prices;
             experienced surges or declines in consumer demand for which you are unable to adequately adjust your supply; or
             been unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing conflict.
4. To the extent material, please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your liquidity, financial position, or results of operations arising from the conflict between Russia and Ukraine.
Enerflex relies on suppliers to source raw materials, component parts and finished products..., page 75

5. We note your disclosure that "some of the components used in Enerflex s products are obtained from a single source or a limited group of suppliers." Please expand your disclosure to discuss with more specificity Enerflex's material sources for components, the availability of raw materials, and the identity of any principal suppliers.
Background of the Transaction, page 95

6. We note statements made by Mr. Rossiter to the press following the announcement of the proposed transaction indicating that Enerflex has been considering a deal/combination with Exterran "literally for years." The discussion on page 96 suggests that March 15,
         2021 was the first substantive discussion between Mr. Rossiter and Mr. Way about a potential transaction between Enerflex and Exterran. Please revise the disclosure to state whether the March 15 call was the first discussion between management of Enerflex and management of Exterran. Additionally, revise to disclose, to the extent applicable, whether Enerflex had prior internal discussions specifically about a potential acquistion or business combination with Exterran.
 Marc Rossiter
FirstName   LastNameMarc Rossiter
Enerflex Ltd.
Comapany
April       NameEnerflex Ltd.
       20, 2022
April 320, 2022 Page 3
Page
FirstName LastName
Financial Analyses, page 117

7. Explain why the only companies selected for each of the respective Selected Public
         Companies Analyses are the parties to this business combination. Additionally, we note the assertion in the Exterran Financial Analyses that "none of the selected companies used
         in Wells Fargo Securities    analyses is identical to Exterran" and a
similar assertion in
         the Enerflex Financial Analyses with respect to Enerflex. Please clarify these statements given that both Exterran and Enerflex were "selected" companies for purposes of the analyses.
Certain Unaudited Prospective Financial Information, page 122

8. Revise to disclose and quantify each material assumption underlying the projections, including but not limited to the assumptions and variables used with respect to general economic and competitive conditions and prevailing interest rates. Additionally, given that the sets of projections for each of Exterran and Enerflex were prepared using different assumptions, highlight the materially differing assumptions.
Summary of Exterran Prospective Financial Information, page 124

9. We note that Exterran management prepared a separate sensitivity analysis that factored in an assumed equity raise, and that Wells Fargo Securities considered both the Status Quo
         Sensitivity and the Equity Issuance Sensitivity in connection with the selected public companies analysis and discounted cash flow analysis, which in turn were used by Wells
         Fargo Securities in formulating its fairness opinion. Accordingly, please provide disclosure of the Equity Issuance Sensitivity pursuant to Item 1015(b)(6) of Regulation
         M-A.
Certain U.S. Federal Income Tax Consequences, page 134

10. We note that Enerflex and Exterran intend that the transaction will qualify as a
            reorganization    within the meaning of Section 368(a) of the U.S.
Internal Revenue
         Code. Given the parties' representation that a U.S. holder that exchanges shares of
         Exterran common stock for the merger consideration in the transaction will generally not recognize gain or loss other than with respect to any cash received in lieu of fractional
         Enerflex common shares, revise to include counsel's tax opinion as an exhibit as required by Item 601(b)(8) of Regulation S-K.
11.      We note that your discussion is framed as a "general summary" only and
"is not
         a complete description of all tax considerations that may be relevant." Revise to remove the implication that the discussion may not address all material federal tax consequences.
         Refer to Section III.C.1 of Staff Legal Bulletin 19.
 Marc Rossiter
FirstName   LastNameMarc Rossiter
Enerflex Ltd.
Comapany
April       NameEnerflex Ltd.
       20, 2022
April 420, 2022 Page 4
Page
FirstName LastName
Unaudited Pro Forma Financial Information
6. Pro forma adjustments to the consolidated statement of earnings of Enerflex
(b) Cost of Goods Sold, page 194

12. Please clarify why there is a net decrease in compensation expense of $8.7 million
         resulting from the difference between Exterran   s historical
share-based compensation
         expense and the estimated share-based compensation expense related to replacement awards issued to continuing employees. Clarify how the terms of the replacement awards differ from the historical awards and how the fair value was calculated. Revise your disclosure accordingly.
(d) Nonrecurring Item, page 195

13. Please clarify how the impairment charge relating to a customer contract in Latin America is related to the merger or financing transactions to which your pro forma financial statements give effect, and why this is an appropriate pro forma adjustment. Refer to
         Article 11-02(a)(6) of Regulation S-X
(e) Transaction related costs (including financing fees), page 195

14. Please revise your disclosure to clarify the basis for the $19.4 million in severance costs and $22.6 million in advisory, legal and transaction costs and whether they are based on agreements in place or estimates. Also clarify whether these adjustments represent all of the expected costs relating to these activities or just some portion. For any adjustments that will not recur in the income statement of the registrant beyond 12 months after the transaction, please identify as such. Refer to Article 11-02(a)(11)(i) of Regulation S-X.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Engineered Systems Bookings and Backlog, page 203

15. Please revise your disclosure to further clarify the nature of your bookings and backlog and the timing of recognition. Clarify the portion represented by newly manufactured equipment that will be accounted for as finance leases and will be fully realized in 2022, and the portion that will be recognized over time using percentage-of-completion accounting. For contracts recognized over time, clarify the period over which this revenue will be recognized.
Segmented Results, page 204

16. Revise your disclosure for each of your segment results to quantify the extent to which your changes in revenue are attributable to changes in prices, changes in the volume or amount of products or services being sold, or the introduction of new products or services. Refer to Item 5.A. of Form 20-F.
 Marc Rossiter
FirstName   LastNameMarc Rossiter
Enerflex Ltd.
Comapany
April       NameEnerflex Ltd.
       20, 2022
April 520, 2022 Page 5
Page
FirstName LastName
Free Cash Flow, page 218

17.      The title of your measure    Free Cash Flow    suggests that this is a
non-IFRS liquidity
         measure. However we note that the measure adjusts cash flow from operating activities to exclude working capital changes. As such, it is unclear how this is a liquidity measure
         and why the title    Free Cash Flow    is appropriate. Please revise
or advise. Ensure that
         any non-IFRS liquidity measures you present do not exclude charges that require or have required cash settlement. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K and Question
         103.1 of the commission   s Non-GAAP Compliance and Disclosure
Interpretations.
          Please also ensure that you include the disclosures required by Item 10(e)(1)(i) of
         Regulation S-K for all non-IFRS measures presented, including why management believes the measure to be useful to investors and the purposes for which management uses the measure.
Beneficial Ownership of Securities
Security Ownership of Certain Beneficial Owners and Management of Exterran, page 305

18. Please revise the beneficial ownership table to identify the natural person(s) who hold voting and/or investment power over the shares beneficially owned by Chai Trust Co LLC and Dimensional Fund Advisors LP.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
(q) Revenue Recognition
Engineered Systems, page F-16

19. Your disclosure indicates that you recognize revenue from Engineered Systems on a percentage of completion basis over the construction period. Please revise your disclosure to clarify the period of time over which these systems are typically constructed and revenue recognized.
20. Please further clarify the nature and terms of your contracts that have been classified as finance leases for newly built equipment. Tell us how you considered the factors in paragraphs 62 through 65 of IFRS 16 in determining to account for these arrangements as finance leases. Revise your disclosures accordingly. Please also provide the same information and disclosures for your contracts classified as finance leases relating to existing or pre-owned equipment recorded as Energy Infrastructure revenue.
Note 23. Revenue, page F-37

21. Please disclose the amount of selling profit recognized from your finance leases and the amount of lease income recognized from your operating leases for each period presented.
         Refer to paragraph 90 of IFRS 16.
 Marc Rossiter
Enerflex Ltd.
April 20, 2022
Page 6

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Laura Veator, Senior Staff Accountant, at 202-551-3716 or Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at 202-344-5791 or Josh Shainess, Legal Branch Chief, at 202-551-7951 with any other questions.



                                                           Sincerely,
FirstName LastNameMarc Rossiter
                                                           Division of
Corporation Finance
Comapany NameEnerflex Ltd.
                                                           Office of Technology
April 20, 2022 Page 6
cc:       Lee McIntyre
FirstName LastName